Exhibit 99.1

AMENDMENT
TO THE SECURITIES PURCHASE AGREEMENT
DATED AS OF OCTOBER 29, 2007

This amendment agreement (the "Amendment") dated as of December 29, 2010 to the securities purchase agreement (the "Securities Purchase Agreement") entered on October 29, 2007 by and among EDAP TMS S.A., a French société anonyme, with headquarters located at Parc d'activités la Poudrette-Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France (the “Company”), and the investors signatory hereto (each including its successors and assigns, a “Buyer”, collectively the “Buyers”), is entered into among the Company and the Buyers.

W I T N E S S E T H:

WHEREAS, the Company and the Buyers have, on October 29, 2007, entered into the Securities Purchase Agreement in relation to the subscription and issuance of senior convertible bonds with detachable warrants to purchase ordinary shares.

WHEREAS, the Company and the Buyers wish to amend the following provisions to the Securities Purchase Agreement as follows.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

SECTION 1 - DEFINITIONS

For the purpose hereof, in addition to the terms defined elsewhere in this Amendment, all capitalized terms used and not defined in this Amendment shall have the meaning ascribed to them in the Securities Purchase Agreement.

SECTION 2 - AMENDMENT TO THE SECURITIES PURCHASE AGREEMENT

With effect as from the date hereof, the Securities Purchase Agreement is amended as follows:

I. The definition of “Exempt Issuance” under Section 1(a) of the Securities Purchase Agreement shall be replaced by the following definition:

“Exempt Issuance” means the issuance of (a) Ordinary Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose by either (x) a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established or (y) the shareholders of the Company, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise, exchange or conversion price of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the directors of the Company not having a direct financial interest in such transaction, provided that any such issuance shall only be to a Person which is, itself or through its subsidiaries, engaged in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, and (d) Ordinary Shares or any other securities granting access to the share capital of the Company that shall be issued by the Company in the context of an exchange offer made to the holders of Senior Debentures and/or Warrants, as authorized by a majority of the members of the Board of Directors of the Company; provided, however, that from the date hereof until the date that the Debentures are no longer outstanding (1) the number of Ordinary Shares (including, in the case of options to purchase Ordinary Shares, any Ordinary Shares that may be issued upon the exercise of such options) issued pursuant to clause (a) above shall not exceed one (1) million (excluding any Ordinary Shares and options referred to in Schedule 3(s)(B) hereto), and (2) other than in the case of an issuance that results in a Change of Control Transaction (as defined in the Debentures), the aggregate number of Ordinary Shares that may be issued pursuant to clause (c) and (d) above (including any Ordinary Shares in the form of Restricted ADSs or ADSs) shall not exceed six (6) million.

All other provisions of the Securities Purchase Agreement remain otherwise unchanged.

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:
EDAP TMS SA By:/s/ MARC OCZACHOWSKI Name: Marc Oczachowski Title: CEO EDAP TMS SA

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[BUYER SIGNATURE PAGES TO EDAP AMENDMENT]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amendment to be duly executed as of the date first written above.

Name of Buyer: ____________________________________________________

Signature of Authorized Signatory of Buyer: __________________________
Name of Authorized Signatory: ____________________________________
Title of Authorized Signatory: _____________________________________
Email Address of Authorized Signatory: ___________________________________________
Fax Number of Authorized Signatory: _________________________________________

Address for Notice of Buyer (including email address, if different than the email address above):

Address for copy of Notice to Buyer’s legal
representative (which shall not constitute notice to the Buyer):

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